Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RegenMed, Inc.
125 Field Point Rd., B5
GREENWICH, CT 06830
https://rgnmed.com/

Up to $1,234,982.40 in Class B Non-Voting Common Stock, Restricted at $9.60
Minimum Target Amount: $14,995.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: RegenMed, Inc.
> Address: 125 Field Point Rd., B5, GREENWICH, CT 06830
> State of Incorporation: DE
> Date Incorporated: September 05, 2014

Terms:

> Equity

Offering Minimum: $14,995.20 | 1,562 shares of Class B Non-Voting Common Stock, Restricted
Offering Maximum: $1,234,982.40 | 128,644 shares of Class B Non-Voting Common Stock, Restricted
Type of Security Offered: Class B Non-Voting Common Stock, Restricted
Purchase Price of Security Offered: $9.60
Minimum Investment Amount (per investor): $336.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Forward-Looking Information Legend</u>

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Perk</u>

If you are a predesignated member of RegenMed's community, you are eligible for additional bonus shares (10%)

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 7% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

<u>Amount-Based Perks</u>

<u>Tier 1 Perk:</u>

Invest $1,000+ and receive 2% bonus shares

<u>Tier 2 Perk:</u>

Invest $5,000+ and receive 3% bonus shares

<u>Tier 3 Perk:</u>

Invest $10,000+ and receive 5% bonus shares

<u>Tier 4 Perk:</u>

Invest $25,000+ and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

RegenMed will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.60 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $960. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

RegenMed is a SaaS healthcare data company dedicated to revolutionizing the $500 billion clinical research market. By leveraging its patented Circles platform, RegenMed transforms everyday physician-patient interactions into valuable, real-world datasets that drive medical innovations. With solutions that are HIPAA, GDPR, and GCP compliant, the company provides an efficient and lower-cost alternative for healthcare providers and product manufacturers to generate meaningful, regulatorily-compliant datasets. RegenMed is currently experiencing strong growth in monthly recurring revenues and aims to further expand its IP development, sales force, and global reach.

RegenMEd has one foreign subsidiary, Regen Med Europe which is 100% owned by RegenMed, Inc. The subsidiary may license inCytesTM and BenchmarcTM to European clients from time to time.

Competitors and Industry

Industry

The clinical research and healthcare data industry is undergoing significant transformation driven by the demand for real-world evidence, value-based care, and AI-powered healthcare models. With a global clinical research market valued at $500 billion, the industry is shifting from traditional clinical trials to more accessible, data-driven solutions that prioritize cost-effectiveness and inclusion. The push for healthcare equity, combined with regulatory compliance for data privacy and security, is also shaping this dynamic market.

Competitors

RegenMed's key competitors include traditional Clinical Research Organizations (CROs) like ICON and PRA Health Sciences, which specialize in managing clinical trials for product development. Additionally, companies like Verana Health and Flatiron Health offer data-driven healthcare solutions focused on real-world evidence (RWE) and value-based care. These competitors have established footholds in the healthcare data space by providing advanced analytics and dataset solutions.

Current Stage and Roadmap

Current Stage

RegenMed is in the growth phase, actively expanding its client base and enhancing its SaaS platforms. The company

currently serves over sixty provider groups and product manufacturers across North America, Europe, and Latin America. With validated datasets in various medical fields and strong recurring revenue growth, we believe RegenMed is positioned as a leader in transforming clinical research through its Circles platform.

Future Roadmap

Looking ahead, RegenMed plans to accelerate its growth by expanding its sales force, further developing its intellectual property, and increasing its geographic reach. The company is focused on enhancing the Circles platform's capabilities to include more medical specialties and strengthen its presence in the value-based care and health equity sectors. Additionally, RegenMed aims to leverage AI for healthcare models, solidifying its role as an innovator in real-world evidence datasets.

The Team

Officers and Directors

Name: Michael P Tierney

Michael P Tierney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: September, 2014 - Present
  Responsibilities: Chief Executive Officer, Legal Counsel. Michael Tierney has received in the past Restricted Stock Awards. Michael Tierney does not currently receive an annual salary for their role and their salary will commence, subject to board approval, upon the completion of the Reg CF offering.

Other business experience in the past three years:

- Employer: Dramatic Health, Inc.
  Title: CFO
  Dates of Service: January, 2004 - March, 2024
  Responsibilities: Financial Director

Name: James William Futrell

James William Futrell's current primary role is with GID Bio, Inc.. James William Futrell currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2014 - Present
  Responsibilities: Co-founder, Chairman, Clinical/Scientific Advisory Board

Other business experience in the past three years:

- Employer: GID Bio, Inc.
  Title: Board of Directors
  Dates of Service: January, 2010 - Present
  Responsibilities: Co-Founder, Board Member

Name: Susan Elizabeth Ryder

Susan Elizabeth Ryder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: September, 2017 - Present
  Responsibilities: As the Financial Director I am responsible for finance systems, maintenance of financial accounts, billing, collections, payroll and financial planning and analysis. Susan currently receives a salary of $16,000.

Name: Nicolas Ryder Tierney

Nicolas Ryder Tierney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer & Head of Sales
  Dates of Service: September, 2015 - Present
  Responsibilities: Responsible for revenue generation, go-to-market strategy and execution, and product development and marketing. Salary: $200,000

Name: Dolph Courchaine

Dolph Courchaine's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Information Technology Officer
  Dates of Service: January, 2025 - Present
  Responsibilities: Responsible for the overall product development and engineering of the inCytes ™ and Benchmarc™ technologies and will oversee and manage all corporate technology systems. Salary: $200,000

Other business experience in the past three years:

- Employer: Self-Employed
  Title: Owner and Digital Strategy Consultant
  Dates of Service: January, 2018 - Present
  Responsibilities: Self Employed under sole member LLC to provide technology and digital strategy consulting to various health care companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able

to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we

will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's CEO does not currently receive a salary.
The Company's CEO, who is also the founder and principal security holder, currently does not receive a salary, which may reduce the CEO's financial incentive in the near term. However, as the founder and largest shareholder, the CEO remains

heavily invested in the Company's success, though any future decision to compensate the CEO could significantly increase the Company's operating expenses, potentially affecting profitability and investor returns.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tierney Family 2007 Spray Trust (Michael P Tierney as Grantor)	760,437	Class A Voting Shares	73.0%

The Company's Securities

The Company has authorized Class A Voting Shares, Class B Non-Voting Common Stock, Restricted, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 128,644 of Class B Non-Voting Common Stock, Restricted.

Class A Voting Shares

The amount of security authorized is 15,000,000 with a total of 1,731,296 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Class A Voting Shares.

Class B Non-Voting Common Stock, Restricted

The amount of security authorized is 15,000,000 with a total of 352,037 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock, Restricted.

Material Rights

These oustanding shares are pursuant to a Restricted Stock Agreement between the Company and the Awardees.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and

control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,615,000.00
  Use of proceeds: Startup Funds
  Date: December 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $63,382 compared to $96,500 in fiscal year 2023. The increase in revenue from 2022 to 2023 was due to our growing client base and expansion in recurring revenue streams. As we onboarded more clients and enhanced our SaaS platform, revenue saw steady growth.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023. There was no change in cost of sales over the two years as we operate a SaaS-based business model, which allows for minimal variable costs while maintaining high gross margins.

Gross Margins

Gross margins for fiscal year 2022 were $63,382 compared to $96,500 in fiscal year 2023. The increase in gross margins aligned with our higher revenues, as our client base grew, while the cost of sales remained minimal. The scalable nature of our business allowed us to achieve increased profitability with rising sales.

Expenses

Expenses for fiscal year 2022 were $890,958 compared to $1,036,094 in fiscal year 2023. The increase in expenses was driven by investments in product development, the expansion of our sales force, and rising operational costs as we continue to grow. These investments were made to drive future revenue growth.

Historical results and cash flows:

We are currently in the growth stage and are revenue-generating. We are of the opinion that our historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because we anticipate significant growth in recurring revenue as we continue to onboard more clients globally. Past cash was primarily generated through sales and equity investments. Our goal is to further expand our client base and increase monthly recurring revenue as we scale our SaaS platform to new markets. Given our anticipated scale and future plans to license data for AI healthcare models, we expect future cash flows to outpace historical figures.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31st 2024, the Company has capital resources available in the form of $23,340.61 cash on hand. The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. The Trust has adequate resources to continue funding the Company for well over two years at its current burn rate.

The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. We believe the Trust has adequate resources to continue funding the Company for well over two years at its current burn rate.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the expansion of our sales team, further product development, and regulatory compliance efforts.

The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. We believe the Trust has adequate resources to continue funding the Company for well over two years at its current burn rate.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 60% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. We believe the Trust has adequate resources to continue funding the Company for well over two years at its current burn rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $45,000, which includes expenses related to salaries, product development, and marketing.

The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. We believe the Trust has adequate resources to continue funding the Company for well over two years at its current burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 36 months. This is based on a current monthly burn rate of $45,000, covering expenses such as salaries, product development, and scaling our sales force.

The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. We believe the Trust has adequate resources to continue funding the Company for well over two years at its current burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential equity raises and partnerships with healthcare institutions, as well as exploring lines of credit from financial institutions to ensure long-term growth and sustainability.

The Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. We believe the Trust

has adequate resources to continue funding the Company for well over two years at its current burn rate.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,999,996.80

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,995.20 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,234,982.40, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  24.0%
  We will use 24% of the funds raised for further market and customer research, continuous development of the Circles platform, and testing new features that enhance data collection and user experience. This includes advancements in AI integration and healthcare-specific data models.

- Inventory
  5.0%
  We will use 5% of the funds raised to purchase technology infrastructure necessary to support our expanding data collection and SaaS services as we scale our operations globally.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including roles in Office Administration, Sales and Marketing, Customer Service, and Data Analysis. Hiring these team members is essential for managing our growing client base, expanding our geographic reach, and supporting our increasing data sets.

- Working Capital
  34.5%
  We will use 34.5% of the funds for working capital to cover expenses related to ongoing operations, the expansion of the Circles platform, and overall business scaling. This will include costs associated with client acquisition, operational costs, and maintaining regulatory compliance across different regions.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rgnmed.com/ (https://rgnmed.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/regenmed

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR RegenMed, Inc.

[See attached]



RegenMed, Inc.
(the "Company")
a Delaware Corporation

Formerly
Regenerative Medicine, LLC

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: RegenMed, Inc. Management

We have reviewed the accompanying financial statements of RegenMed, Inc. formerly Regenerative Medicine, LLC (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 9, 2024

REGENMED, INC. FORMERLY REGENERATIVE MEDICINE LLC

STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	60,816	99,203
Accounts Receivable	-	-
Other Current Assets	2,091	2,518
Total Current Assets	62,907	101,721
Non-Current Asset:		
Intangible Assets, net	1,216,758	1,287,178
Total Non-Current Asset	1,216,758	1,287,178
TOTAL ASSETS	1,279,665	1,388,899
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	12,808	9,351
Other Current Liabilities	1,564	69
Total Current Liabilities	14,372	9,420
Non-Current Liabilities:		
Related Party Convertible Notes Payable	1,615,000	800,000
Accrued Interest - Related Party Convertible Notes Payable	150,113	37,263
Total Non-Current Liabilities	1,765,113	837,263
TOTAL LIABILITIES	1,779,485	846,683
MEMBERS' EQUITY		
Member's Capital	6,627,973	6,633,915
Accumulated Deficit	(7,127,793)	(6,091,699)
TOTAL MEMBERS' EQUITY	(499,820)	542,216
TOTAL LIABILITIES AND MEMBERS' EQUITY	1,279,665	1,388,899

REGENMED, INC. FORMERLY REGENERATIVE MEDICINE LLC

STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31	
	2023	2022
Revenue	96,500	63,382
Less: Cost of Sales	-	-
Gross Profit	96,500	63,382
Operating Expenses		
Sales and Marketing	233,874	215,501
Payroll and Employee Benefits	380,073	332,816
General and Administrative	54,506	34,511
Legal and Professional	49,923	67,423
Total Operating Expenses	**718,376**	**650,251**
Total Loss from Operations	**(621,876)**	**(586,869)**
Other Income/Expense		
Interest Expense	112,850	37,264
Financing Expenses	6,788	6,736
Foreign Currency Exchange Gains (Loss)	2,735	(4,110)
Other Income	14,299	15,436
Total Other Income/(Expense)	**(102,604)**	**(32,674)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(724,480)**	**(619,543)**
Amortization Expense	311,614	271,415
Net Loss	**(1,036,094)**	**(890,958)**

REGENMED, INC. FORMERLY REGENERATIVE MEDICINE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Accumulated Deficit	Total Member's Equity
	Units	$ Amount		
Beginning balance at 1/1/22	985	1,034,948	(5,200,741)	(4,165,793)
Convertible Notes Conversion	5,460	5,598,967		5,598,967
Net loss	-		(890,958)	(890,958)
Ending balance at 12/31/22	6,445	6,633,915	(6,091,699)	542,216
Other Member's Contribution	1,750	-	-	-
Member's Distribution	-	(5,942)	-	(5,942)
Net loss	-	-	(1,036,094)	(1,036,094)
Ending balance at 12/31/23	8,195	6,627,973	(7,127,793)	(499,820)

REGENMED, INC. FORMERLY REGENERATIVE MEDICINE LLC

STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(1,036,094)	(890,958)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Amortization Expense	311,614	271,415
(Increase) Decrease in Other Current Assets	427	(168)
(Increase) Decrease in Accounts Receivable	-	-
Increase in Credit Cards	3,457	3,761
Increase in Other Current Liabilities	1,495	380
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	316,993	275,388
Net Cash used in Operating Activities	(719,101)	(615,570)
CASH FLOWS FROM INVESTING ACTIVITIES		-
Intangible Assets	(241,194)	(244,908)
Net Cash used in Investing Activities	(241,194)	(244,908)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in Accrued Interest - Related Party Convertible Notes Payable	112,850	(657,950)
Increase (Decrease) in Related Party Convertible Notes Payable	815,000	(4,081,494)
Conversion of Related Party Convertible Notes Payable	-	5,598,967
Member' Distribution	(5,942)	-
Net Cash provided by Financing Activities	921,908	859,523
Cash at the beginning of period	99,203	100,158
Net Cash decrease for period	(38,387)	(955)
Cash at end of period	60,816	99,203

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Regenerative Medicine, LLC was organized in September of 2014 in the State of Delaware as a limited liability company and maintains its headquarters in Greenwich, Connecticut. On September 4, 2024 the Company underwent a statutory merger and converted to RegenMed, Inc. (the "Company"), a Delaware, Corporation.

The company was originally formed to support the clinical translation of evidence-based regenerative medicine, a $48 billion market forecast to grow to $195 billion by 2032.

In 2017, recognizing the poor quality if not absence of evidence supporting the promising field of regenerative medicine, the Company began developing the technical platforms and processes necessary to support providers and industry in generating such evidence, with a particular focus on "real-world evidence". The U.S. FDA, policymakers, and the private sector have recognized the importance of real-world evidence in supporting regulatory decision-making, value-based care, and health equity.

Since then, the Company has launched the patented inCytes™ and Benchmarc™ platforms, and related services supporting healthcare clients in North America, Europe, Latin America and Southeast Asia in generating clinical, scientific and financial value through regulatorily-compliant real-world evidence. The Company's revenue model is clinical research software-as-a-service provided to for-profit and not-for-profit healthcare businesses.

The Company's clients include small and large provider groups, as well as healthcare product manufacturers and distributors. The Company is product-agnostic, and its real-world evidence programs are used in the context of a variety of medical specialties and indications.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company does not maintain balances in excess of the federally insured limit.

Emphasis of Matter on Going Concern Consideration:

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern for the next twelve months.   The Company has incurred significant operating losses since its inception and has accumulated a deficit of approximately $7,127,193 as of December 31, 2023. However, the company has experienced significant revenue growth over the most recent three six-month periods. As of June 30, 2023, December 31, 2023, June 30, 2024, the Company has earned recurring revenues on a cash basis of $20,508, $45,025, and $184,000, respectively, representing period-over-period increases of 120% and 309%, respectively.   The average monthly Net Retained Revenue through those three half-year periods was 119%.

Further, the Company has been primarily funded by its two original co-founders, who have sufficient assets to cover operating expenses for at least two year.

The financial statements do not account for potential adjustments that may arise from uncertainties extending beyond the date of these financials.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Regen Med Europe, an entity operating out of Spain. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among these risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

In 2023 and 2022, the Company reported $9,100 and $15,086, respectively, in earnings from foreign subsidiaries. Net assets of foreign operations were $100,825 and $92,147 as of December 31, 2023, and 2022, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, while income statement amounts have been translated using the average exchange rate for the year. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $2,735 in 2023 and ($4,110) in 2022.

Use of Estimates and Assumptions

The financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $60,816 and $99,203 in cash as of December 31, 2023 and December 31, 2022, respectively.

Capitalized Internal-Use Software Costs

The Company adheres to Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, regarding the accounting treatment of computer software developed for internal use and web-based product development costs. ASC 350 mandates the capitalization of qualifying computer software costs incurred during the application development stage, with subsequent amortization over the asset's estimated useful life on a straight-line basis.

Preliminary project activities and post-implementation costs are expensed as they are incurred.

In accordance with these guidelines, the Company has capitalized its development and R&D costs associated with its cloud-based platforms/software. These costs are amortized on a straight-line basis over their estimated useful lives of 10 years as determined by the Company. The details of the amortization are provided below:

	2023	2022
Cost		
Balance as of January 1	2,609,194	2,364,286
Additions during the year	241,194	244,908
Balance as of December 31	2,850,388	2,609,194

Accumulated Amortization		
Balance as of January 1	1,322,016	1,050,601
Additions during the year	311,614	271,415
Balance as of December 31	1,633,630	1,322,016
Net Book Value	1,216,758	1,287,178

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing access to its inCytes™ and Benchmark platforms through subscription models, case usage fees, Circle study protocols, and support services. Payments are generally collected at the time of service or initiation of services. The primary performance obligation of the Company is to provide access to the inCytes™ and Benchmark platforms and deliver requested support services.

Revenue is recognized at the time the service is provided or access is granted, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of services) for its right to recover products/services from customers on settling the refund liability.

Subscription fees are typically collected monthly in advance, and revenue is recognized monthly as the service is provided. Case usage fees are billed monthly in arrears, with revenue recognized based on usage. Circle study protocols involve an initial payment and a subsequent payment based on the client type, with revenue recognized upon delivery of the protocol. Support services, both clinical/scientific and technical, are prepaid, and revenue is recognized as services are delivered.

Sales and Marketing

Sales and marketing costs associated with marketing and selling the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As noted in Note 5, the Company had Convertible Notes Payable of $1,615,000 and $800,000 outstanding as of December 31, 2023, and December 31, 2022, respectively, to its controlling member, the Tierney Family 2007 Spray Trust (the "Trust").

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

Prior to 2022, the Company had entered into convertible note agreements with two of its Members: the Tierney Family 2007 Spray Trust (the "Trust") and J. William Futrell, M.D., both held a significant interest in the Company. The notes carried an interest rate of 7.5% and were repayable upon demand by the holder, with maturities ranging from 2016 to 2026. They are convertible into units of interest in the Company at a 20% discount during a change of control or a qualified financing event.

As of December 31, 2021, the convertible notes had an outstanding balance of $4,881,494 and accrued interest of $695,213. These notes, along with the accrued interest, were converted into 5,460 units of interest in the Company in 2022.

In 2022, the Company entered into new convertible note agreements with its major and controlling member, the Tierney Family 2007 Spray Trust (the "Trust"). A principal amount of $800,000 was granted in 2022, and an additional $815,000 was granted in 2023, totaling $1,615,000 outstanding as of December 31, 2023. These notes carry an interest rate of 12% and are to be repaid upon demand by the holder on or before maturity in June

2028. The notes may be converted into units of interest or shares of stock in the Company once it converts into a corporation, at a 30% discount during a change of control or a qualified financing event.

As of December 31, 2023, and December 31, 2022, the total accrued interest on these Convertible Notes was $150,113 and $37,264, respectively.

NOTE 6 – EQUITY

The Company has issued and outstanding Class A (Voting) and Class B (Non-Voting) Membership Interests. The Class A Membership Interests are issued against payment of $1,000 per such Membership Interest, all of which has been paid into the Company. The Class B Membership Interests are issued upon the vesting of Profits Interest Awards granted from time to time by the Company, and subject to the distribution thresholds and other terms of such Awards.

Each Class membership Interest is entitled to one vote. All Class A and Class B Membership Interests as a single class are entitled pro-rata to any distributions from the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of all Class A and Class B Membership Interests will participate pro-rata in the distribution of any assets remaining after payment to any creditors, and expenses of such liquidation.

The Company is a limited liability company with various members. The equity ownership of each member is represented by a percentage interest, with the Tierney Family 2007 Spray Trust (the "Trust") holding the controlling or major interest, as detailed below:

Members	2023		2022	
	Units	% of Interest	Units	% of Interest
Tierney Family 2007 Spray Trust (the "Trust")	5,226	64%	5,226	81%
J. William Futrell, M.D	1,184	14%	1,184	18%
Other Members	1,785	22%	35	0.5%
Total	8,195	100%	6,445	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 9, 2024, the date these financial statements were available to be issued.

From January to June 2024, the Company issued new convertible notes to its major and controlling member, the Tierney Family 2007 Spray Trust (the "Trust"). The total principal amount of these notes is $254,900, with maturity in June 2028.

The Company underwent a statutory conversion from Regenerative Medicine, LLC to RegenMed, Inc. on September 4, 2024. Upon conversion, the Company authorized 15,000,000 Class A Voting shares with a par value of $.001 per share and 15,000,000 Class B Non-Voting shares with a par value of $.001 per share. As of its conversion date, 637,308 Class A Voting shares and 202,179 Class B Non-Voting shares have been issued and are outstanding.

Additionally, the Company has authorized 10,000,000 Preferred shares with a par value of $.001 per share. No preferred shares have been issued.

Finally, all convertible notes have been converted to Common A voting shares in the corporation.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF REGENMED

Re-Imagining and Democratizing Clinical Research

RegenMed is an established SaaS healthcare data company serving a growing roster of clients around the world. Led by experienced management, the Company is disrupting the $500 billion clinical research market. Its patented technology and processes enable the efficient and low-cost generation of value from real-world evidence datasets for any healthcare provider or product manufacturer.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



RE-IMAGINING AND DEMOCRATIZING CLINICAL RESEARCH
RegenMed

$256,301.16 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$9.60 Per Share

RAISED
$256,301.16

INVESTORS
36

MIN INVEST
$336

VALUATION
$20M

REASONS TO INVEST

RegenMed transforms everyday doctor-patient interactions into valuable real-world clinical data with its "Circles" solutions, driving impactful medical innovations & generating sustained scientific & commercial value.

RegenMed's founders invested over $3M in developing the patented Circles platforms, which are HIPAA, GDPR, & GCP compliant. With high gross margins, RegenMed is experiencing strong monthly recurring revenue growth.

The $500B clinical research market is just the start. Circles also target value-based care & health equity, generating proprietary datasets for product development & AI models with efficient, lower-cost solutions.

TEAM



Michael P. Tierney • CEO, Co-Founder
Mr. Tierney is a seasoned C-level executive with expertise in finance and law. He has co-founded and led companies in banking, digital, pharma marketing, and packaging, and managed a $1B private equity fund with successful exits. He has served on multiple boards and led major global financing projects worth several billion dollars.
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J. William Futrell, M.D. • Co-Founder & Chairman of the Board
Dr. Futrell served as Professor and Chief of Plastic Surgery at UPMC for 21 years and as President of the American Association of Plastic Surgeons. He has authored over 200 peer-reviewed publications and is co-inventor of multiple patents. As an entrepreneur, he has co-founded several businesses, including GID Bio, Inc.
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Nicolas R. Tierney • COO & Head of Sales, Co-Founder
Mr. Tierney is an experienced executive in private healthcare companies. He co-founded Nikita Group Media, specializing in digital video production and monetization, generating over 200 million video views. As COO of Regen Med since 2015, he developed the inCytes™ clinical data tool and established a Regenerative Medicine Center of Excellence.
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Dolph Courchaine • Chief Information Technology Officer

Dolph Courchaine has been a Chief Information Officer for various health care companies throughout his 40 year career. Responsible for over site and management of all corporate technology systems and personnel. He also performs technology consulting.

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Kenneth R. Zaslav, M.D. • Clinical Scientific Advisory Board

Dr. Zaslav, an orthopedic surgery and sports medicine specialist, founded the Sports Medicine and Cartilage Repair Centers at Ortho Virginia. He pioneered cartilage repair research, performing Virginia's first autologous cartilage transplant. He has served as President of the ICRS and is currently Secretary General of the Biologic Association.

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Bert. R. Mandelbaum • Clinical Scientific Advisory Board

Dr. Mandelbaum, an internationally recognized sports medicine and orthopedics expert, serves on the Board and as Co-Chair of Medical Affairs at Cedars-Sinai Kerlan-Jobe Institute. He holds senior medical roles with Major League Soccer, USA Gymnastics, FIFA, and the US Soccer Men's National Team, specializing in orthopedic surgery, especially knee conditions.

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Claude T. Moorman, III, M.D. • Clinical Scientific Advisory Board

Dr. Claude "T." Moorman, III, is President of Atrium Health's Musculoskeletal Institute and Chair of Orthopaedic Surgery. With extensive experience caring for NFL, collegiate, and high school teams, he is a leader in shoulder and knee reconstruction, has authored 150+ publications, and earned numerous awards for his innovations in shoulder reconstruction.

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Nicole Salen • Clinical Research Director

Ms. Salen, the Company's Clinical Research Director, has over 12 years of experience in developing and overseeing clinical research projects. She has worked on investigator and industry-led trials (Phases I-IV), specializing in protocol development, trial monitoring, and ensuring data integrity, with a focus on ethical studies and strong team building.

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Svetlana Chuikova • Head of Product Development



Ms. Chuikova oversees the Company's product development department, its ISO and other certification processes, and customer service. She holds a Business Administration degree from the University of London and previously worked as a business analyst for top IT firms, including ScienceSoft, Viber, and Playtika.

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Susan Elizabeth Ryder • Chief Financial Officer

Susan E. Ryder has been the Finance Director of RegenMed since its inception in 2014. She received her BA from Mount Holyoke College, and her MBA from Columbia University. From 1983-1987, she worked for Citicorp International Limited in Hong Kong in their interest rate and currency derivatives department. Ms. Ryder remains active in several no-for-profit organizations.

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THE PITCH

Re-imagining & Democratizing Clinical Research

Governments, payers, providers, and patients depend on the $500 billion clinical research market to drive medical innovation applicable to all.[1] However, due to rising costs and other factors, only 3% of physicians and 5% of patients have ever been involved in a clinical trial.[2] The result is steadily higher healthcare costs and poorer healthcare for most people.

RegenMed makes clinical research more accessible while meeting its high standards. The Circles platform, with its minimal clinical burden, affordability, and focus on value creation, has attracted and retained clients globally and across various medical specialties. Circles offer an exceptional user experience for patients, healthcare professionals, and researchers alike, providing 24/7 access to data from any device. It also fosters strong, ongoing collaboration among physicians and researchers, regardless of their location.



INTRODUCING CIRCLES

Value-based Care. Professional Fulfillment. Advancing Medicine.

- **Patented, robust technical platform**
- **Processes to minimize clinical burden**
- **Proprietary, Part 11 compliant datasets**
- **Excellent clinician and patient UX**
- **Inherent collaboration (NFX)**
- **Affordable, flexible SaaS pricing**

Through Circles, *each* doctor can efficiently generate statistically significant datasets relevant to his specific patients. *Each* patient can participate in studies relevant to his or her specific healthcare indications and goals. *Each* product manufacturer can generate validated datasets to support meaningful medical innovations.

HOW CIRCLES WORK

From Design to Value, RegenMed is Your Partner.

1 Identify your goals	**2** Choose your Circle protocol
4 Enroll Circle members, patients	**3** Choose your Circle members
5 Capture, aggregate and analyze data	**6** Collaborate and learn
8 Publish and influence	**7** Financial value
9 Scale	**10** Mentor and teach

RegenMed's leadership comprises physicians with decades of clinical research experience and business executives with multiple successes in prior start-ups and SaaS businesses. They have already led the Company to strong growth in monthly recurring revenues and other key SaaS metrics. Investment capital will be used to accelerate this growth by expanding the Company's sales force, its IP development, and its geographic reach.

THE PROBLEM & OUR SOLUTION

Improving the Quality, Accessibility, & Value of Research

Clinical research today is largely focused on narrow studies aimed at promoting and selling expensive products. As a result, only a small percentage of patients (5%) and physicians (3%) participate, contributing to declining healthcare outcomes for the majority.[2]



CHALLENGES IN
CLINICAL RESEARCH TODAY
Geared towards reimbursement
No incentive to collect most valuable data
Data collection is too expensive
Major patient populations are ignored
Substantial regulatory barriers
"Big-data" does not and can not deliver

RegenMed addresses these challenges by leveraging the power of evidence-based datasets arising from everyday physician-patient interactions. These datasets are regulatorily compliant, longitudinal, unbiased, accessible, and clinically significant. They can be developed efficiently and cost-effectively for any medical indication, wellness goal, or treatment protocol.

RegenMed's platforms and processes inherently support collaboration among physicians and scientists, wherever they are located. The resulting network effects greatly amplify the "n-value" of clinical studies and enrich professional fulfillment for participating healthcare professionals.

THE MARKET & OUR TRACTION

Revolutionizing Healthcare with Real-World Data

RegenMed's Addressable Markets

The U.S. spends far more on healthcare than any other country, while many key metrics are worsening.[3] Harnessing the power of real-world evidence datasets not only has the potential to disrupt the $500 billion clinical research market, it also provides solutions for value-based care (approaching $1 trillion in value), health equity, and AI healthcare learning models.[4,5]


OUR ADDRESSABLE MARKETS
$500 BILLION
Clinical Research Market
Value-based Care
Health Equity
AI Healthcare Learning Models

Source / *Source*

Our Traction

Over the past two years, RegenMed has expanded its client base across North America, Europe, Latin America, and beyond. As of August 2024, the Company serves over sixty provider groups and product manufacturers. It is generating validated and growing clinical datasets in orthopedics, neurology, compounding pharmacies, sports medicine, sexual health, and other medical areas.

As of December 31, 2023, and June 30, 2024, the Company's six-month recurring cash revenues increased by 120% and 309%, respectively. Recurring revenues for the six-month periods ending June 30, 2023, December 31, 2023 and June 30, 2024 were $20,603, $45,027, and $184,103 respectively. During these three half-year periods, the average monthly net retained revenue was 119%. Key recurring revenue indicators—including clinical cases, subscribers, Circles, client numbers, and proprietary datasets—demonstrate consistent growth.



A PROVEN TRACK RECORD
and a strong product-market fit

Clients

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun
Industry	7	7	7	7	7	8	8	8	8	8	8	8	9	10	11	13	14	17
Providers	10	11	11	11	11	13	15	17	18	20	21	22	26	26	28	31	34	39
Total	17	18	18	18	18	21	23	25	26	28	29	30	35	36	39	44	48	56

Industry   Providers   Total

✔ **Proven value propositions**   ✔ **Approaching $1 million ARR**

✔ **Recurring B2B revenues**   ✔ **Strong MRR growth**

✔ **Experienced leadership**   ✔ **Strong NFX and NRR**

Monthly Recurring Revenues, July 2023 - July 2024, average MRR growth is 44% and average MRR is $20,088. Continuing that growth rate for four additional months delivers ARR or $1,032,369 for 2024. Please note this is expected

revenue and a future projection for the final quarter of the year. This may be subject to change. Please refer to our forward-looking information legend at the end of this page.

PROOFS OF CONCEPT

Correlated Datapoints (000's)



Subscribers



Normalized MRR




10
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul

**The above graphs show recurring revenue metrics, including clinical cases, subscribers, Circles, client accounts, and proprietary datasets, and these graphs are to reflect the Company's steady growth. Past performance does not guarantee future success, and investors should not assume returns on their investments.*

As a B2B SaaS Company, RegenMed is committed to delivering sustainable value through recurring revenue, client acquisition, and operational excellence. We continuously invest in intellectual property, regulatory compliance, and internal systems to maintain our competitive edge.

What Our Clients Say

" The field of regenerative medicine remains growing, both in size and in need for evidence-based standards. ROSM has long been a pioneer of non-surgical treatment options, and that leadership will now extend to the generation and dissemination of real-world evidence across a growing number of protocols, products, and patient populations.

RegenMed shared our strategic vision, and with its turnkey platforms and deep regenerative medicine experience, was the natural partner to help us design and expand this broad initiative."

Imran Siddiqui, M.D.,
Director of Clinical Operations



" We partnered with RegenMed over a year ago to collect real-world data by using RegenMed's Circles Program in order to collect data that can be used to provide evidence, more than trends only.

Our goal is ultimately to have clear cut evidence what optimal preparation methods and protocols are to facilitate physicians in optimizing their treatment strategies, using a variety of highly efficient and reproducible protocols.

The platform has accommodated our highly specific research objectives, customer engagement and feedback has been overwhelmingly positive, and we have already generated valuable, statistically

significant data for up to 1 year, clearly leading us to further refinement of our protocols."

Peter Everts, PhD, FRSM



The above testimonials may not be representative of the opinions or experiences of other experts and is not a guarantee of future performance or success.

ABOUT

HEADQUARTERS

125 Field Point Rd., B5
GREENWICH, CT 06830

WEBSITE

View Site

RegenMed is an established SaaS healthcare data company serving a growing roster of clients around the world. Led by experienced management, the Company is disrupting the $500 billion clinical research market. Its patented technology and processes enable the efficient and low-cost generation of value from real-world evidence datasets for any healthcare provider or product manufacturer.

WHY INVEST

Product Market Fit In An Enormous Market Ripe For Disruption

RegenMed's solutions target key areas such as clinical research, value-based care, health equity, and AI-driven healthcare learning models. These sectors are non-cyclical, rapidly growing, and highly susceptible to the improved efficiency and cost savings offered by the Company's patented platforms and processes.

Experienced, Successful Management Team

TERMS

Regenmed

Overview

PRICE PER SHARE
$9.60

VALUATION
$20M

DEADLINE
Mar. 4, 2025 at 7:59 AM UTC

FUNDING GOAL
$15K - $1.23M

Breakdown

MIN INVESTMENT
$336

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,982.40

SHARES OFFERED
Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
1,562

MAX NUMBER OF SHARES OFFERED
128,644

Maximum Number of Shares Offered subject to adjustment for bonus shares

REGENMED'S LEADERSHIP TEAM

SEC Recent Filing →



Offering Circular →

Offering Memorandum →

Financials







	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,279,665	$1,388,899
Cash & Cash Equivalents	$60,816	$99,203
Accounts Receivable	$0	$0
Short-Term Debt	$14,372	$9,420
Long-Term Debt	$1,765,113	$837,263
Revenue & Sales	$96,500	$63,382
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,036,094	-$890,958

Dr. William J. Futrell

Co-Founder and Chairman

Michael P. Tierney

Co-Founder and Chief Executive Officer

Nicolas R. Tierney

Chief Operating Officer







Bert R. Mandelbaum, M.D.

Co-Chair of Medical Affairs, Cedars-Sinai Kerlan-Jobe Institute

Kenneth R. Zaslav, M.D.

Director - Northwell Health Center For Regenerative Orthopedic Medicine

Claude T. Moorman, III, M.D.

Director, Atrium Health Musculoskeletal Institute





Risks

Svetlana Chiukova
Project Manager

Nicole Salen
Clinical Research Director

The Company's management, including its Clinical/Scientific Advisory Board, combines many decades of experience in SaaS business operations, international expansion, hospital operations, clinical research, and liquidity events.

Ready For Accelerated Development

Having achieved the critical inflection point of generating strong recurring revenue, the Company will use proceeds from this Reg CF offering—its first share issuance to outside investors—with the aim to accelerate growth.

Profound Implications of the Company's Mission

Few things are as important to us as living longer, healthier lives—both mentally and physically. Traditional clinical research aims to distinguish between anecdotal claims and verifiable evidence. By reimagining and democratizing the research process, RegenMed empowers every physician and their patients to make a meaningful impact, not only on their own health but on the lives of millions of others.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Loyalty Perk

If you are a predesignated member of RegenMed's community, you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 7% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk:

Invest $1,000+ and receive 2% bonus shares

Tier 2 Perk:

Invest $5,000+ and receive 3% bonus shares

Tier 3 Perk:

Invest $10,000+ and receive 5% bonus shares

Tier 4 Perk:

Invest $25,000+ and receive 10% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

RegenMed will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.60 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $960. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

01.16.25

RegenMed Attacks The Physical Therapy Data Market

RegenMed Attacks The Physical Therapy Data Market

Physicians-Owned Circles in the large and dynamic physical therapy market are examples of RegenMed's accelerating market traction. In the U.S. alone, this market is valued at about $50 bn, and is expected to grow by at least 18% over the next decade. [1]



Why Use Physical Therapy?
The Benefits
Low-cost alternative to surgery and pain medication
Prevents future diseases or illnesses, and leads to improved patient quality of life
Provides a safer alternative in lieu of pain medications and surgery
Reduces readmission rates, driving savings for both payors and providers
Statistics and Trends
On average, U.S. physical therapy clinics see anywhere between 100 to 200 patients weekly
According to the U.S. Bureau of Labor Statistics, there were 229,740 licensed Physical Therapists in the U.S. as of May 2022, a figure that is expected to grow moving forward

The demand for physical therapy is fueled by a rise in chronic diseases, an expanding aging population, increased healthcare spending, and an increase demand for rehabilitation therapists to meet the needs of these populations.



Select Physical Therapy Services
Orthopedic therapy: Diagnose, manage and treat disorders or injuries of the musculoskeletal system
Geriatric therapy: Covers a wide variety of issues concerning people as they experience normal adult aging
Neurological therapy: Focused on working with individuals who have a neurological disorder or disease
Pediatric therapy: Specialize in the diagnosis, treatment and management of infants, children and adolescents
Sports therapy: Work with athletes, amateur or professional, to heal injuries suffered while playing sports – a more specialized form of physical therapy

Also, private insurers and government health programs are increasingly turning to low-cost/high-quality outpatient providers such as physical therapists. Innovations in orthopedic treatments practices are also leading to post-surgery PT services.

As one illustration, Paul Hobrough is the Principal Investigator for a Physicians-Owned Circle covering the use of hydrogels – itself a $47 billion market [2] – in the context of shockwave therapies.

Paul, based in the United Kingdom, is an internationally recognized speaker and teacher in the field. Through his broad network of additional investigators, the POC will rapidly generate multiple licensable real-world datasets advancing the field, while financially benefiting all POC members.



RegenMed
JOIN MY INJECTABLE HYDROGELS CIRCLE!
Join Paul's private registries for the capture and licensing of real-world injectable hydrogels data.
LEARN MORE
Paul Hobrough | International Educator

There are an estimated 320,000 licensed physical therapists in the U.S., with an even larger number on a per capita basis in many European countries. [3] Each of these is a potential member of one or more PT-related Physicians-Owned Circles. As such, they will generate validated and clinically significant real world datasets of high value to product manufacturers, employers, payers, and other healthcare constituencies.

This is the clinical and financial power of Physicians-Owned Circles.

[1] https://www.ambitionsaba.com/resources/physical-therapy-statistics.
https://ambwealth.com/physical-therapy-insights/

[2] https://www.globenewswire.com/news-release/2024/10/07/2959190/0/en/Hydrogel-Market-to-Reach-45-7-Billion-Globally-by-2033-at-6-9-CAGR-Allied-Market-Research.html.

[3] https://www.apta.org/contentassets/5997bfa5c8504df789fe4f1c01a717eb/apta-workforce-analysis-2020.pdf https://ec.europa.eu/eurostat/web/products-eurostat-news/w/ddn-20230818-1.

01.14.25

Healthcare Data Licensing At Enterprise Scale

Real-World Data Licensing: A Large Opportunity for RegenMed

The healthcare data analytics market is worth $64 billion, with forecast 21% annual growth. [1] At the same time, there is a strong focus on the importance of real world data. Through its patented Circles platform, RegenMed is well positioned to exploit both of these powerful trends on an enterprise level.



Everyday physician-patient interactions -- correlated to long-term outcomes -- are the largest and best source of real world data. In the US alone, over 1 billion such interactions take place each year at 7,400 hospitals, 9,600 ambulatory surgery centers and 340,000 physician group practices. [2]

Larger hospital systems are now monetizing their traditional electronic medical record data. However, they are investing heavily to do so. Moreover the ownership, clinical significance, and reliability of EMR datasets are increasingly open to question.

In contrast, Circles represent a clinical grade, low cost and highly efficient method to develop and monetize real-world datasets. Circles datasets are generated through a patented and minimally burdensome closed system. This enable the generation of healthcare datasets which are regularly updated, clinically significant, "hallucination" free, and protected from third-party claims of ownership.

Hospitals and other provider groups are facing strong financial headwinds. Reimbursement rates are declining while costs are increasing. EMR and other IT costs are failing to deliver the promised patient care or economic returns. Circles generate new and accumulating revenue sources at a small fraction of typical IT expenditures.



Moreover, Circles datasets lead to genuine value-based care, health equity, and deeper engagement with physicians and patients. For RegenMed, proprietary and monetizable Circles datasets are the foundation of accelerating enterprise sales.

[1]   https://www.precedenceresearch.com/healthcare-analytics-market.

[2]   https://www.definitivehc.com/blog/how-many-hospitals-are-in-the-us.
 https://www.definitivehc.com/blog/how-many-ascs-are-in-the-us.
 https://www.definitivehc.com/resources/healthcare-insights/number-physician-group-practices-by-state.

01.09.25

New Contract: A Major Longevity Medicine Registry

RegenMed's Circles Are Supporting A Major Longevity Medicine Registry

Longevity medicine is an interdisciplinary field focusing on extending healthspan—the period of life spent in good health—while delaying or preventing the onset of age-related diseases. Longevity encompasses many important medical areas such as pharmacology, genomics, regenerative medicine, diet, diagnostics and biomarkers.

HEALTH *EXCLUSIVE*
Behind the billionaire-backed longevity business — and the innovations that could help us live longer

The value of the longevity medicine market will exceed $4 billion by 2030. [1] There are many thousands of physicians practicing longevity medicine. It is for any person an important topic.

Longevity Docs is the leading network of healthcare professionals in the field. They have contracted with RegenMed to establish a groundbreaking real-world evidence registry. As stated in their recent press release, the registry is intended to drive innovation through research in the field of longevity medicine: [2]

"Critical to our mission is empowering physicians to lead the charge in longevity medicine through evidence-based research. That's why we launched the GLP-1 agonist patient registry in 2024—a physician-driven initiative to gather real-world data and inform clinical practice.



In 2025, we will accelerate our research efforts by:

- Expanding the Longevity Patient Registry to enable doctors to collect and share real-world data on promising interventions such as plasmapheresis and peptide therapies.
- Launching physician-powered decentralized clinical trials, focusing on outcomes-driven protocols that can be tested, refined, and shared with the broader medical community.
- Developing outcomes-based protocols, designed to improve patient care and provide longevity physicians with actionable insights that can be applied in their practices and shared globally."

Thus, the GLP-1 Circle will be followed by additional Circles covering a variety of important medical hypotheses related to longevity medicine. The inherent collaboration enabled by the Longevity Docs Circles will allow hundreds of practitioners to participate in advancing this important field on the basis of transparent, validated and clinically significant real-world evidence.

[1]   https://www.insightaceanalytic.com/report/global-longevity-and-anti-senescence-therapy-market/1354?utm_source=chatgpt.com.

[2]   https://newsletter.longevitydocs.org/p/inside-the-2025-longevity-docs-vision

01.07.25

RegenMed Expectations 2025

RegenMed Expectations 2025



Our December 16, 2024 Investors Webinar – Expectations 2025 – was well attended and well received. We thank and welcome all of our new investors, including our first fund.

During the webinar, Michael Tierney, the Company's co-founder and CEO, covered the planned 2025 acceleration of its 2024 market traction. As he explained, the demand for Circles

real-world evidence datasets is likely to expand significantly in the coming years

As a "Zero-To-One" company with growing recurring revenues, RegenMed is focused on rapid scaling within its large markets. While not specifying current Company valuations, Mr. Tierney discussed the rapid growth in recurring revenues and corresponding market value of several other SaaS companies.



State of the Cloud
Years from $1M to $100M Annual Recurring Revenue (ARR)
slack
twilio
servicenow
shopify
coupa
cornerstone
BLACKLINE
$ ARR (in M)
Years
Source: Public company filings, company announcements, internal sources
Note: Use quarterly revenue times four as a proxy for ARR
Note: Assuming it takes 24 months from founding to $1M ARR if do not have actual data

Mr. Tierney also identified strategic exits of relevant healthcare data companies at large valuations. These included CorEvitas, acquired by Thermo Fisher for $913 million in cash in 2023. Like RegenMed, CorEvitas focuses on real-world evidence.

Thermo Fisher Scientific Completes Acquisition of CorEvitas

August 14, 2023

Advances World-Class Clinical Research Capabilities with Leading Regulatory-Grade Registries Platform

WALTHAM, Mass.--(BUSINESS WIRE)-- Thermo Fisher Scientific Inc. (NYSE: TMO) ("Thermo Fisher"), the world leader in serving science, today announced that it has completed the acquisition of CorEvitas, LLC ("CorEvitas"), a leading provider of **regulatory-grade, real-world evidence** for approved medical treatments and therapies, from Audax Private Equity ("Audax"), for **$912.5 million in cash**. Thermo Fisher announced the agreement to acquire CorEvitas on July 6, 2023.

Real-world evidence is the collection and use of patient health care utilization and outcomes data gathered through routine clinical care. **This is a high growth market** segment as pharmaceutical and biotechnology customers, as well as regulating bodies, are increasingly looking to monitor and evaluate the safety of approved therapies and examine their effectiveness and value in the post approval setting.

Mr. Tierney reviewed as an example of the Company's progress the enthusiastic adoption of Physicians-Owned Circles commencing in the fourth quarter of 2024.

The Company is preparing a series of YouTube videos covering major topics presented during the December 16 webinar. Once published, these will also be available on the Company's Investors Page, with links also provided in future StartEngine campaign page updates.

12.18.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Regenmed offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to March 3rd, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

12.13.24

Client Use Cases: Longevity and Wound Care

RegenMed

INVESTMENT OPPORTUNITY

A POWERFUL MISSION

____

Client Use Case Series: Diabetic Foot Ulcers

Despite numerous treatment options, about 60% of patients with diabetic foot ulcers experience a wound which does not heal. [i] If the severity of a wound progresses to grade 4 or 5, the cost of treatment is eight times higher than a grade 1 or 2 wound. [ii] For about 20% of patients, treatment ends in amputation within one year. [iii]

Our client has developed a product based on the patient's own proteins, active cells and growth factors. This product is already clinically proven to significantly accelerate healing of hard-to-heal diabetic foot ulcers. [iv] It draws on the unique ability of each patient's cells to assist his/her own healing process.

The Client's Circles are designed to support regulatory approvals in additional jurisdictions, as well as evidence for other wound care indications.

Given the $21 bn. size of the wound care market, there is substantial global networks effects and licensing potential for this and similar Circles.


RegenMed
CIRCLES = CLINICAL + FINANCIAL VALUE
ACTUAL USE CASES
Client: Danish Product Manufacturer
Indication: Wound Care
Market Size: $21 bn, CAGR 6%
Current Regions: U.S., Europe
LEARN MORE
This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

[i] Stadler L, Wound Debridement – Robust Growth in a Dynamic Market, SmartTRAK 2018

[ii] Stevens P, The Cost of Diabetic Foot Ulcers, The O&P Edge, August 2015, seen 19 March 2019

[iii] Prompers L et al, Prediction of outcome in individuals with diabetic foot ulcers: focus on the differences between individuals with and without peripheral arterial disease, Diabetologia, 2008; 51(5): 747–755

[iv] Game F., Jeffcoate W., Tarnow L., Jacobsen JL., Whitham DJ., Harrison EF., Ellender SJ., Fitzsimmons D., Löndahl M., LeucoPatch system for the management of hard-to-heal diabetic foot ulcers in the UK, Denmark, and Sweden:an observer-masked randomized controlled trial. www.thelancet.com/diabetes-endocrinology. Published online September 19, 2018. The Lancet publication

---

Client Use Case Series: Longevity (GLP-1's)

Longevity, our ability to live longer, healthier lives, is a major, broad medical field [i], projected to have a value of $44 billion by 2030. [ii]


RegenMed
CIRCLES = CLINICAL + FINANCIAL VALUE
ACTUAL USE CASES
Client: U.S. Physicians Network
Indication: Longevity (GLP-1 Agonists)
Market Size: $24 bn, CAGR 10%
Current Regions: U.S.
LEARN MORE
This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Scientists and clinicians alike are focusing on the effect of nutrition, exercise and organic compounds such as GLP-1 (Glucagon-Like Peptide) on longevity. GLP-1's are by themselves a $25 bn. market, growing at an annual rate of over 10%. [iii]

Our client is establishing a proprietary registry of longitudinal data regarding the use of GLP-1s for specific indications presented by longevity patients. This registry is beginning with a large number of U.S. based physicians, and is expected to expand to other geographical regions.

[i] https://www.thelancet.com/journals/lanhl/article/PIIS2666-7568(21)00024-6/fulltext

[ii] https://www.strategyand.pwc.com/de/en/industries/pharma-life-sciences/longevity-therapeutics.html

[iii] https://www.biospace.com/press-releases/glp-1-receptor-agonist-market-worth-55-70-billion-by-2031-coherent-market-insights.

———

The Enormous Market Opportunity For Circles

The $10 trillion global healthcare market [i] comprises thousands of separate products, medical indications, treatment protocols, and research hypotheses. It includes well over 10 million healthcare professionals and, of course, all of us as patients.

RegenMed's Circles enable each healthcare professional to generate clinically impactful, proprietary, and financially valuable datasets for any condition, patient cohort, product or, clinical/scientific hypothesis. And to do so at a low cost and with excellent clinician and patient user experience.


RegenMed
2,169 followers
1mo • Edited •
Investigator José Miguel Catalán Larracoechea has begun receiving his first 18m WOMAC results in his ongoing real-world study of #prp for Knee OA. As you'll see in the below graph, there appears to be a growing divergence between... see more
100
50
0
WOMAC TOTAL, %
Pre
2m
3m
6m
12m
18m
TIME
All Patients
n=108
Less than 600M
n=75
More than 600M
n=23
ADD COHORT

[i] https://www.weforum.org/stories/2024/08/healthcare-costs-digital-tech /

[not a simulation]

———

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.10.24

Webinars: Investment Theses and 2025 Expectations

RegenMed Investment Theses Webinar Recording Now Available

Register Today For "Expectations 2025" Webinar

On November 12, RegenMed's CEO and Co-Founder Michael P. Tierney conducted a webinar discussing the Company's investment theses and global traction. The webinar recording has been divided into ten chapters, now available on the Company's [Investors Page](#).



Why We Founded RegenMed | Capturing Real-World Data. Refining It Into Real-World Evidence | How Is Evidence Based Medicine Developed Today? | What Are Circles, And How Do They Generate Value In Medicine?



What Is Our Go-To-Market Strategy? | Our Product Market Fit, Our Recurring Revenues | Our Competitive Moats | Recurring Revenues From Circles. Dataset Licensing



Our Leadership Is Experienced With Proven Track Records | How We Will Use Investment Proceeds?

———

On Monday, December 16, the Company will host its "Expectations 2025" webinar for current and potential investors.

Mr. Tierney will review continuing traction and growth expected through the end of the year.

He will also discuss the strong buy-in from North American and European clients of its recently launched [Physicians-Owned Circles](#), and the implications of POCs for forecast 2025 revenues.

Adequate time will be left to address questions. Interested parties can register [here](#).



This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. Investors presentations may contain forward-looking statements based on current expectations. Actual results could differ significantly due to various risks and uncertainties.

RegenMed
INVESTORS WEBINAR
MONDAY, DECEMBER 16 AT 6:30 PM
NEW YORK TIME.
EXPECTATIONS
2025
Michael Tierney
Chief Executive Officer, Co-Founder

12.09.24

Market Traction: Client Use Cases



RegenMed

A COMPELLING INVESTMENT OPPORTUNITY
A POWERFUL MISSION

____

Client Use Case Series: Cognitive Decline (Rapamycin)

Over 6 million Americans aged 65 and older suffer from Alzheimer's. [i] Many more are living with other forms of cognitive decline, and of course millions of caregivers are also heavily affected.

The US National Institutes of Health spend approximately $3.8 billion each year for Alzheimer's and dementia research. [ii] Despite these enormous expenditures, results have been modest. [iii]

Rapamycin is a medication which has shown early promise for dementia, but still requires careful study. [iv] Led by a US based neurologist thought-leader working with peers around the world, this Circle is accumulating important longitudinal evidence regarding the safety and efficacy of Rapamycin across various patient cohorts.

[i] https://www.alz.org/media/Documents/alzheimers-facts-and-figures-2021.pdf

[ii] https://www.alz.org/news/2024/congress-bipartisan-funding-alzheimers-research

[iii]
https://www.thetimes.com/uk/healthcare/article/weve-proven-a-drug-can-slow-alzheimers-now-to-make-it-cheap-r3mbz6w9w

[iv]
https://bmcneurol.biomedcentral.com/articles/10.1186/s12883-024-03596-1

——

Client Use Case Series: Low Male Testosterone (BHRT)



RegenMed

CIRCLES = CLINICAL + FINANCIAL VALUE

ACTUAL USE CASES

Client: Collaborating Neurologists

Indication: Cognitive Decline (Rapamycin)

Market Size: $2 bn, CAGR 6%

Current Regions: U.S., Europe

LEARN MORE



RegenMed

CIRCLES = CLINICAL + FINANCIAL VALUE

ACTUAL USE CASES

Client: Collaborating Physicians

Indication: Male Low Testosterone (BHRT)

Market Size: $2 bn, CAGR 4%

Current Regions: Canada, U.S.

DIAGNOSIS
LOW TESTOSTERONE

LEARN MORE

A broad medical field requiring far more clinical evidence on safety and efficacy is bio-identical hormone replacement therapy (BHRT). The global BHRT market is valued at $36 bn., and is growing at an annual rate of over 5%. [i]

One specific example is the use of BHRTs to treat low male testosterone (also called hypogonadism). This is a $2 bn. market by itself.

Approximately 40% of men aged 45 and older have hypogonadism. [ii] There is strong interest among patients and physicians in the use of the BHRT to treat low testosterone. [iii]

Our Client is acting as the Principal Investigator for the Circle, and organizing at least ten more physicians with similar patient cohorts to participate in the development of licensable datasets for this specific indication and treatment protocol.

[i]   https://www.factmr.com/report/1137/bio-identical-hormones-replacement-therapy-market

[ii]   https://www.medscape.org/viewarticle/542423

[iii]   https://www.ncbi.nlm.nih.gov/books/NBK562871/

——

The Enormous Market Opportunity For Circles

The $10 trillion global healthcare market [i] comprises thousands of separate products, medical indications, treatment protocols, and research hypotheses. It includes well over 10 million healthcare professionals and, of course, all of us as patients.

RegenMed's Circles enable each healthcare professional to generate clinically impactful, proprietary, and financially valuable datasets for any condition, patient cohort, product or, clinical/scientific hypothesis. And to do so at a low cost and with excellent clinician and patient user experience.



RegenMed
Investigator José Miguel Catalán Larracoechea has begun receiving his first 18m WOMAC results in his ongoing real-world study of #prp for Knee OA. As you'll see in the below graph, there appears to be a growing divergence between...
100
50
0
WOMAC TOTAL, %
Pre
2m
3m
6m
12m
18m
TIME
All Patients
n=108
Less than 600M
n=75
More than 600M
n=23
ADD COHORT

[i] https://www.weforum.org/stories/2024/08/healthcare-costs-digital-tech / This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

[not a simulation]

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.22.24

The Power of SaaS Revenues In Healthcare

The Power of SaaS Revenues In Healthcare

RegenMed was founded – and operates -- on a fundamental financial principle: the most valuable company is that which can establish and then grow recurring revenues across a diverse client base. It is thus distinctive from many other forms of healthcare investments.

The Challenges For Many Healthcare Companies

Healthcare is obviously an enormous market – in the United States alone, it represents fully 17% of the country's GDP. [1]



There are therefore thousands of investment opportunities, both with established and newer companies. Many of the latter tend to be bets on new products with any revenues far into the future. While some of these bets pay off, the great majority do not.

Unfortunately, it is very difficult even for the largest drug companies to predict which of their clinical trials will prove successful. On average, 14% of drugs and vaccines that enter clinical trials receive regulatory approval. (Only 2% for oncology drugs.)

The Financial Consequences

Only the best capitalized companies can withstand the financial implications of this reality. In 2023, biotech bankruptcies reached a 10-year high, with more companies filing for bankruptcy than any year since 2010. This trend continued into 2024, with 22 biotech companies shutting down. [2]

SPECIAL REPORTS
The 2024 Biotech Graveyard

Indeed, the broader healthcare industry also saw a surge in bankruptcies. In 2023, 79 healthcare companies with liabilities of at least $10 million filed for bankruptcy, more than triple the number in 2021. [3] In 2023, 17 out of 80 healthcare bankruptcies (21%) involved private equity-backed firms, marking a 112.5% increase over the past five years. [4]

How RegenMed Is Different

RegenMed is selling shovels to gold miners – its patented product Circles is needed by any medical provider or product manufacturer which needs to conduct a clinical study cost effeectively. (As discussed in an earlier post, RegenMed also participates with its clients in the monetization of those studies.)



RegenMed has established a strong product-market fit, with revenues earned from a broad variety of clients in North America, Europe and elsewhere. Those revenues are recurring and growing – the company's business model is predicated on monthly subscriptions and small per Case charges. This low pricing is an important competitive moat in

today's far-too-expensive healthcare world. It also allows rapid scaling.

RegenMed is led by an experienced management team with proven track records. They know that "slow and steady" wins the race.   They focus on cash earnings, minimizing debt, and continuing to scale the Company's established product-market fit in its large addressable markets.

[1]   https://www.cms.gov/newsroom/fact-sheets/national-health-expenditures-2022-highlights.

[2]   https://www.fiercebiotech.com/special-reports/2024-biotech-graveyard

[3]   https://www.healthcaredive.com/news/healthcare-bankruptcies-spike-2023-gibbins-advisors/705738/

[4]   https://healthexec.com/topics/healthcare-management/healthcare-economics/private-equity-stakeholder-project-report-healthcare-bankrupty

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.21.24

Shovels For Goldminers In Healthcare Data

Shovels For Goldminers In Healthcare Data

Strong Demand For Shovels

Every drug, biologic and medical device company needs to conduct at least one clinical trial before it is allowed to market its product. Increasingly, most also need to collect long-term outcomes through "post-market surveillance". As of April 15, 2024, there were over 491,000 clinical studies registered worldwide. [1]



This does not include the many thousands of other studies in medical fields conducted by research organizations, medical societies, and academic medical centers.

Each of those studies requires data collection tools to capture, aggregate, report and analyze clinical and outcomes information.   As value-based care and real-world evidence become more important in healthcare, the need for these tools will greatly expand. RegenMed's Circles deliver to individual physicians -- as well as to sophisticated industry clients -- a regulatorily compliant, low cost, and highly efficient platform for any type of clinical study.

Plus, A Piece Of The Goldmine

Critically, each Circle can generate a clinically and statistically significant dataset proprietary to Circle Members and to RegenMed. (See here for more details.) Such datasets represent significant and ongoing value for many potential healthcare constituencies.



RegenMed is not only selling shovels to the healthcare data gold miners, it is also helping them monetize their efforts while participating in that monetization.

[1]   https://www.statista.com/statistics/732954/global-clinical-registered-studies-by-location/.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

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JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



MURALI NAGARAJAN

2 months ago

Hello,
I got few questions regarding
1) Are you just a data collection company using the
CIRCLE product... if so how do you collect 95% of data
for folks that don't use your product.
2) What's your source of getting revenue.... like working
with drug companies for using your data and any other
way
3) Big pharmas already have their datasets (say thru
covid, diabetic tests etcs)... so why do you think they
will come to you
4) How do you plan to collect data other than USA (rest
of world is bigger than USA by population)

Looking forward to the answers to make my decision

Regards
Show less

💬 0   ↑ 0   🚩

ZS

Zachary Stahlhut
3 months ago

Hello RegenMed Team,

I'm from D3VC, a venture fund focused on innovative
companies in the equity crowdfunding space. After
reviewing your offering, we'd like to arrange a call to
discuss a few questions, specifically around
patient/provider approvals, your methods for reducing
bias, and more on your target market.

Please reach out to me at zstahlhut@d3vc.ai to set up a
time. Looking forward to connecting!
Show less

💬 0   ↑ 0   🚩

MT

Michael Tierney ◎

Regenmed • 4 months ago

We are honored to be on the StartEngine platform. At the outset, I thank all of our employees and clients around the world in helping us get to this stage. I also thank our early Reg CF investors – over $100,000 our first two days.

In the Updates section on this campaign page, we will regularly post business, market and client events likely to be of interest to current and prospective investors. Additional posts can always be found on our website's Latest section, as well as our corporate LinkedIn page.

At the heart of our business strategy, and its success to date, are everyday healthcare professionals. Their interactions with all of us as patients are the foundation of the most important data in medicine – real-world evidence. The significance of RWE to impactful medical innovation, lower costs, and better health metrics for more people is underscored by government and the private sector. For just a few examples, see this release from the Commission of the FDA, Robert Cailiff, and these papers from McKinsey and Deloittes. (https://www.fda.gov/news-events/fda-voices/realizing-promise-real-world-evidence; https://www.mckinsey.com/industries/life-sciences/our-insights/creating-value-from-next-generation-real-world-evidence; https://www.evidencebaseonline.com/deloittes-2022-study-rwes-evolution-into-a-true-end-to-end-capability/).

Here and in the Updates section, I look forward to expanding upon how RegedMed is building a global business converting real-world evidence into sustainable value for clinicians, their patients and industry. And therefore for our shareholders.
Show less

💬 1   ↑ 0   🚩

John DePalma
3 months ago

You didn't spell the company name correctly?

Show less

↑ 0   ⚑

Show More Comments

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Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video Script</u>

Penicillin. Insulin. Anesthesia and Germ Theory. The polio vaccine. These discoveries have saved hundreds of millions of lives. Each started with individual physicians willing to ask questions and challenge the status quo.

Today, clinical research has lost its way. Its impact on health is far less than it should be. Clinical research is a $500 billion market, yet only 3% of physicians are participating as investigators, and only 5% of American adults have participated in a clinical trial.

It's time to return clinical research to its roots – the inquisitive, thoughtful physician.

RegenMed is reimagining clinical research…

We're democratizing data collection and analysis, and creating clinically and statistically significant datasets which will help drive better healthcare, for more people, at a lower cost.

Doctors just need a way to unlock the power of this data.

Patient histories. Clinical examinations. Diagnoses. Scientific hypotheses. Interventional protocols. Long-term outcomes.

These are the data hidden in the everyday interactions between doctors and patients which will solve real-world healthcare problems.

Giving power to individual physicians to drive medical innovation.

Each visit is a clinical and scientific story which will lead to tomorrow's breakthroughs in healthcare.

Faster, more efficient, evidence-based medical innovation. Value-based care.Health equity.

This is clinical research based on real-world evidence.

Invest in RegenMed today, and help us shape the future of healthcare.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "REGENMED, INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF SEPTEMBER, A.D. 2024, AT 12:35 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5598807 8100V
SR# 20243593307

Authentication: 204311853
Date: 09-04-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE CERTIFICATE OF INCORPORATION

A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is RegenMed, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 16192 Coastal Highway in the City of Lewes, County of Sussex, 19958. The name of the Registered Agent at such address upon whom process against this corporation may be served is Harvard Business Services.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 15,000,000 Class A Voting shares with a par value of $0.001 per share, 15,000,000 Class B Non-Voting shares with a par value of $0.001 per share, and 10,000,000 Preferred shares with a par value of $0.001 per share. The directors of the corporation shall have the authority to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, which are permitted by Delaware law in respect of any of the foregoing classes of stock.

5. The name and mailing address of the incorporator are as follows:

   Michael P Tierney
   125 Field Point Rd., B5. Greenwich CT 06830

By: _____ as Incorporator

   Michael P. Tierney

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 09/04/2024
FILED 12:35 PM 09/04/2024
SR 20243593307 - File Number 5598807